UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

YUCHENG Technologies Limited

(Name of Issuer)

Ordinary Shares, Par Value US$0.0001

(Title of Class of Securities)

G98777108

(CUSIP Number)

Weidong Hong

Yucheng Technologies Limited

F/9, Tower D, Beijing Global Trade Center

36 North Third Ring Road East, Dongcheng District

Beijing 100013, People’s Republic of China

+(86) 10 5913-7700

With a copy to:

 Peter X. Huang

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

No. 1, Jianguomenwai Avenue

Beijing 100004, People’s Republic of China

+(86) 10 6535-5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G98777108

1.	NAME OF REPORTING PERSON: Weidong Hong
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 344,571 Ordinary Shares
	8.	SHARED VOTING POWER 2,879,436 Ordinary Shares
	9.	SOLE DISPOSITIVE POWER 344,571 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 2,879,436 Ordinary Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,224,007 Ordinary Shares(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.12% (3)
14.	TYPE OF REPORTING PERSON IN

(1) The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Company’s Ordinary Shares. The group collectively own 3,224,007 Ordinary Shares.

(2) See Item 5 below.

(3) Based on 20,003,433 Ordinary Shares outstanding as of March 31, 2012 (as provided by the Company).

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CUSIP No.	G98777108

1.	NAME OF REPORTING PERSON: Humfield International Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 248,000 Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 248,000 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 248,000 Ordinary Shares(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.24%(3)
14.	TYPE OF REPORTING PERSON CO

(1) The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Company’s Ordinary Shares. The group collectively own 3,224,007 Ordinary Shares.

(2) See Item 5 below.

(3) Based on 20,003,433 Ordinary Shares outstanding as of March 31, 2012 (as provided by the Company).

3

CUSIP No.	G98777108

1.	NAME OF REPORTING PERSON: Sihitech Company Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,631,436 Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,631,436 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,631,436 Ordinary Shares(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.15% (3)
14.	TYPE OF REPORTING PERSON CO

(1) The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Company’s Ordinary Shares. The group collectively own 3,224,007 Ordinary Shares.

(2) See Item 5 below.

(3) Based on 20,003,433 Ordinary Shares outstanding as of March 31, 2012 (as provided by the Company).

4

This Schedule 13D is filed with respect to Yucheng Technologies Limited (the “Company” or “Issuer”) jointly by Mr. Weidong Hong (“Mr. Hong”), Humfield International Limited (“Humfield”) and Sihitech Company Limited (“Sihitech”). Mr. Hong , Humfield and Sihitch are collectively referred to here in as the “Reporting Persons”).

This Schedule 13D represents the initial statement on Schedule 13D jointly filed by the Reporting Persons with respect to the Company and amends and supersedes the information provided by Mr. Hong and Sihitech in the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on November 24, 2006 (the “Original Schedule 13D”).

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the ordinary shares each with a par value of US$0.0001 (“Ordinary Shares”) of the Company. The principal executive office of the Company is Beijing Global Trade Center, Tower D, Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, People’s Republic of China.

Item 2. Identity and background

(a)-(f) This Schedule 13D is being jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transaction described in Item 4 of this statement.

The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 7.01. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Mr. Hong is a citizen of the People’s Republic of China. He is the Chairman of the Board (as defined below) and Chief Executive Officer of the Issuer and has served in such capacity since 2006. Mr. Hong’s business address is conducted is Beijing Global Trade Center, Tower D, Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, People’s Republic of China.

Humfield is an investment holding company organized under the laws of British Virgin Islands, of which Mr. Hong has voting and dispositive control. Its business address is c/o Beijing Global Trade Center, Tower D, Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, People’s Republic of China.

Sihitech is an investment holding company organized under the laws of British Virgin Islands, of which Mr. Hong has voting and dispositive control. Its registered office is at TrustNet Chambers, P.O.Box 3444, Road Town, Tortola, British Virgin Islands.

During the last five years, none of the Reporting Persons has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds of Other Consideration

The Reporting Persons intend to finance the Proposed Transaction (as defined below) primarily through a combination of equity and debt capital.

ITEM 4. PURPOSE OF TRANSACTION

On May 21, 2012, Mr. Hong, on behalf of himself, submitted a preliminary non-binding proposal (the “Proposal”) to the board of directors of the Company (the “Board”) for the acquisition of all of the outstanding Ordinary Shares of the Company, that are not currently owned, legally or beneficially, by Mr. Hong (the “Proposed Transaction”).

In the Proposal, Mr. Hong proposed to acquire all of the outstanding Ordinary Shares not currently owned, legally or beneficially, by himself and companies controlled by him for US$3.80 per Ordinary Shares, which represents a premium of approximately 29.0% to the volume-weighted average closing price during the last 60 trading days and a premium of approximately 23.4% to the Company’s closing price on May 18, 2012.

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Mr. Hong intended to finance the proposed Transaction primarily with a combination of equity and debt capital. Equity financing would be provided from Mr. Hong’s existing share holdings in the Company. Mr. Hong has held preliminary discussions with potential sources that has expressed interest in providing financing to him.

Mr. Hong also indicated in the Proposal that he is prepared to negotiate and finalize the terms of the Proposed Transaction in definitive transaction documents, which will provide for covenants and conditions typical and appropriate for transaction of this type.

The foregoing summary of certain provisions of the Proposal is not intended to be complete. References to the Proposal in this Schedule 13D are qualified in their entirety by reference to the Proposal itself, a copy of which is attached hereto as Exhibit 7.02 and incorporated herein by reference as if set forth in its entirety.

If the Proposed Transaction is completed, the Company’s Ordinary Shares would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the NASDAQ Stock Market LLC.

Except as indicated above and elsewhere herein, none of the Reporting Persons have any present plan or proposal that relates to or would result in any other action specified in clauses (a) through (j) of the instructions to Item 4 on Schedule 13D (although they reserve the right to develop such plan or proposal).

ITEM 5. interest in Securities of the Issuer

(a) – (b) Mr. Hong has sole voting and dispositive power over 344,571 Ordinary Shares. Humfiled has sole voting and dispositive power over 248,000 Ordinary Shares. Sihitech has sole voting and dispositive power over 2,631,436 Ordinary Shares. By virtue of the above, they may therefore be deemed to beneficially hold an aggregate of 3,224,007 Ordinary Shares, or 16.12% of the Ordinary Shares outstanding as of March 31, 2012.

(c)	Except for the transactions described in Item 4, there were no transactions in the Company’s securities effected by the Reporting Persons during the past 60 days.

(d) – (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

For a brief description of the principal terms of the Proposed Transaction, please refer to Item 4 above.

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 7.01:	Joint Filing Agreement by and among the Reporting Persons, dated May 22, 2012.

Exhibit 7.02:	Proposal Letter from Mr. Weidong Hong to the Board of Directors of Yucheng Technologies Limited, dated May 21, 2012 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed on May 21, 2012).

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2012

Weidong Hong

By: /s/ Weidong Hong

Humfield International Limited

By: /s/ Weidong Hong

Name: Weidong Hong

Title: Director

Sihitech Company Limited

By: /s/ Weidong Hong

Name: Weidong Hong

Title: Director/Officer

Exhibit 7.01

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of a statement on Schedule 13D (including any and all amendments thereto) with respect to the ordinary shares of Yucheng Technologies Limited, a British Virgin Islands company, and to the filing of this agreement as an exhibit thereto. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

Signature Page

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of May 22, 2012.

Weidong Hong

By: /s/ Weidong Hong

Humfield International Limited

By: /s/ Weidong Hong

Name: Weidong Hong

Title: Director

Sihitech Company Limited

By: /s/ Weidong Hong

Name: Weidong Hong

Title: Director/Officer